August 18, 2006

Tia Jenkins

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3561

Washington D.C., 20549-7070

Re:	Network CN Inc. (formerly known as Teda Travel Group, Inc.)
From 10-KSB
Filed April 17, 2006
File No. 000-30264

Dear Mr. Reynolds:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Network CN Inc. (formerly known as Teda Travel Group, Inc.) (the “Company”) dated August 3, 2006.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

10-KSB

Financial Statements

General

Staff Comment 1.

We note you have contractual arrangements to manage multiple hotels and resorts in The Peoples Republic of China and that you do not consolidate these properties in your financial statements. Please provide us with a thorough analysis of how you considered EITF 97-2 (i.e. discuss how you overcame the requirements for a controlling financial interest and address each of the six factors) and F1N46(R) with respect to your accounting treatment for these arrangements. Also, if representative of your typical management arrangement, please provide us with a courtesy copy of the management contract (in English) with the largest management fee as a percent of gross revenue and the longest duration.

Response:

We have considered the six criteria under EITF 97-2 and FIN 46(R) and believe that we do not meet the requirements for a controlling financial interest. We have also attached as Appendix A for your review a translated copy of the Shenzhen Kindlion Hotel management agreement. We received management fee income of $60,778 from the Property Owner with respect to the contract in 2005, which was about 7% of our total revenue for that year.

We assessed whether the contracts met the six criteria under EITF 97-2, and believe that these contracts do not meet the criteria under the EITF 97-2 for the following reasons:

Term

The contracts contain a termination right by the hotels after 3 years if the Company is unable to manage the property profitably based on the agreed upon budgets. In our case, we have lost contracts in the past due to our inability to run the properties in accordance with the budgets.

Control

We manage the day-to-day operations of the hotel based upon the established systems and requirements of each individual hotel. The owners of each property set the standards and guidance and we are responsible to implement their requirements. We do not have to make decisions regarding upgrading the facilities, entering into agreements on behalf of the property owners, ongoing, major or central operations of the Hotel.

Financial Interest

We do not maintain a financial interest in any of the hotels we manage and we do not share in any profits or losses of the property beyond the annual bonus incentive per the management agreement. The hotel owners are free to transfer ownership of the property and our contract does not provide for any compensation upon the sale or transfer of the property.

Based on the above analysis, the contracts do not meet any of the six criteria under EITF 97-2 and FIN 46(R). We did not have a controlling financial interest in the hotels, and the hotels are not dependent on Teda to continue operations. The contracts that we enter into are management contracts and the hotels are not de facto subsidiaries of the Company. In fact, as of March 31, 2006, three key management contracts (including this contract) were terminated, but we did not suffer any financial expense and the hotels keep on operating without us. Under FIN 46(R), we do not meet any of the criteria for including the operations of the hotels in our financial statements as we do not have any ownership or equity interest in the hotels, we do not guarantee any of the obligations of the hotels, we are not required to fund any of the operating losses and we do not share in any of the residual returns of the property owners aside from bonuses agreed to in the management contracts.

We have considered EITF 97-2 and FIN 46(R) and for the reasons stated above, we believe that we have acted properly in not consolidating the hotel properties in our financial statements.

The Company acknowledges that:

- The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned or Scott Kline, Company counsel, at 415-955-8900.

 Sincerely,

/s/ Daley Mok

 Daley Mok

 Chief Financial Officer

Enclosures

cc:	Scott Kline, Esq.

Crone Rozynko LLP